Filed pursuant to Rule 424(b)(3)
 File No. 333-263293

TEUCRIUM WHEAT FUND

Supplement dated March 23, 2022
to
Prospectus dated March 9, 2022

This supplement updates the prospectus of the Teucrium Wheat Fund dated March 9, 2022, with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

1.
Clearing Brokers. The disclosure in this section of the prospectus is replaced in its entirety with the following:

E D & F Man Capital Markets, Inc. (“E D & F Man”) and StoneX Financial Inc. – FCM Division of INTL FCStone Financial Inc. (StoneX) serve as the Fund’s clearing brokers to execute and clear the Fund’s futures transactions and provide other brokerage-related services.

E D & F Man and StoneX (the “Clearing Brokers”) are each registered as an FCM with the CFTC, are members of the National Futures Association (“NFA”) and are clearing members of all major U.S. futures exchanges. The clearing brokers are registered as broker-dealers (“BD”) with the U.S. Securities and Exchange Commission (“SEC”) and are each a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Except as indicated below, there have been no material civil, administrative, or criminal proceedings pending, on appeal, or concluded against the clearing brokers or their principals in the past five (5) years.

Litigation disclosure for E D & F Man
United States District Court for the Southern District of New York, Civil Action No. 19-CV-8217

In a private litigation, plaintiffs allege, among other things, that E D & F Man made certain fraudulent misrepresentations to them that they relied upon in connection with a futures account carried by E D & F Man in its capacity as a futures commission merchant. The plaintiffs allege claims of common law fraud, negligence, breach of fiduciary duty, breach of contract, breach of the duty of good faith and fair dealing and misrepresentation/omission and seek compensatory damages of approximately $2,029,659 plus interest, costs, attorneys’ fees and punitive damages. E D & F Man filed an Amended Answer and a Counterclaim in which E D & F Man denies the substantive allegations against it and asserted a counterclaim for breach of contract, indemnification and legal fees. On June 30, 2021, E D & F Man received the Opinion and Order in which the judge ruled against the plaintiffs and in favor of E D & F Man . Judgment was entered in favor of E D & F Man in the amount of $1,762,266.57, plus prejudgment interest and attorney’s fees and costs. On September 29, 2021, E D & F Man received an Opinion and Order in which the judge awarded E D & F Man $1,402,234.32 in attorneys’ fees and costs.

 For a list of concluded actions, please go to http://www.nfa.futures.org/basicnet/welcome.aspx. This link will take you to the Welcome Page of the NFA’s Background Affiliation Status Information Center (“BASIC”). At this page, there is a box where you can enter the NFA ID of E D & F Man Capital Markets Inc. (0002613) and then click “Go”. You will be transferred to the NFA’s information specific to E D & F Man Capital Markets Inc. Under the heading “Regulatory Actions,” click “details” and you will be directed to the full list of regulatory actions brought by the CFTC and exchanges.

Litigation disclosure for the FCM Division of INTL FCStone Financial Inc.
Updated: September 29, 2020

Below is a list of material, administrative, civil, enforcement, or criminal complaints or actions filed against StoneX Financial Inc. – FCM (f/k/a INTL FCStone Financial Inc. - FCM Division) that are outstanding, and any enforcement actions or complaints filed against the StoneX Financial Inc. - FCM Division in the past five years which meet the materiality thresholds in CTFC regulations 4.24.(l) and 4.34(k).

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On November 14, 2017, INTL FCStone Financial Inc., without admission or denial or liability, entered into a settlement with the Commodity Futures Trading Commission (“CFTC”). The CFTC found that INTL FCStone Financial Inc. failed to have adequate compliance controls to identify trades improperly designated as EFRPs. According to the CFTC Order, the firm failed to determine that the EFPs at issue had the necessary corresponding and related cash or OTC derivative position required for EFRPs. The CFTC Order also found that the firm failed to ensure that the EFPs at issue were documented properly. Finally, the firm failed to ensure that its employees involved in the execution, handling, and processing of EFRPs understood the requirements for executing, handing, and processing valid EFRPs. INTL FCStone Financial Inc., and its affiliate FCStone Merchant Services, jointly paid a $280,000 civil monetary penalty to the CFTC.

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After a historic move in the natural gas market in November of 2018, INTL FCStone Financial Inc. – FCM Division (“IFF”) experienced a number of customer deficits. IFF soon thereafter initiated NFA arbitrations, seeking to collect these debits, and has also been countersued and sued in a number of these arbitrations. These accounts were managed by Optionsellers.com, (“Optionsellers”) who is a Commodity Trading Advisor (“CTA”) authorized by investors to act as attorney-in-fact with exclusive trading authority over these investors’ trading accounts. These accounts cleared through IFF. After this significant and historic natural gas market movement, the accounts declined below required maintenance margin levels. IFF’s role in managing the accounts was limited. As a clearing firm, IFF did not provide any investment advice, trading advice, or recommendations to customers of Optionsellers who chose to clear with IFF. Instead, it simply executed and cleared trades placed by Optionsellers on behalf of Optionsellers’ customers. Optionsellers is a CFTC registered CTA operating under a CFTC Rule 4.7 exemption from registration. Optionsellers engaged in a strategy that primarily involved selling options on futures products. The arbitrations between IFF, Optionsellers, and the Optionsellers customers are currently ongoing.

The Futures Commission Merchant (“FCM”) division of the INTL FCStone Financial, Inc. (“IFF”) is subject to litigation and regulatory enforcement in the normal course of business. Except as discussed above, the current or pending civil litigation, administrative proceedings, or enforcement actions in which the firm is involved are not expected to have a material effect upon its condition, financial or otherwise. The firm vigorously defends, as a matter of policy, civil litigation, reparation, arbitration proceedings, and enforcement actions brought against it.

The clearing brokers, in their capacity as registered FCMs, will serve as the Fund's clearing brokers and, as such, will arrange for the execution and clearing of the Fund's futures and options on futures transactions. Each broker acts as clearing broker for many other funds and individuals.

Investors should be advised that the clearing brokers are not affiliated with and do not act as a supervisor of the Fund or the Fund's Sponsor, investment managers, members, officers, administrators, transfer agents, registrars or organizers. Additionally, the clearing brokers do not act as an underwriter or sponsor of the offering of any shares or interests in the Fund and have not passed upon the adequacy of this prospectus, the merits of participating in this offering or on the accuracy of the information contained herein.

Additionally, the clearing brokers do not provide any commodity trading advice regarding the Fund's trading activities. Investors should not rely upon the clearing brokers in deciding whether to invest in the Fund or retain their interests in the Fund. Investors should also note that the Fund may select additional clearing brokers or replace each entity as the Fund's clearing brokers.

1.
Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers. The disclosure in the table in this section of the prospectus relating to E D & F Man Capital Markets, Inc., Futures Commission Merchant and Clearing Broker is replaced in its entirety with the following:

Service Provider	Compensation Paid by the Fund
E D & F Man Capital Markets, Inc., Futures Commission Merchant and Clearing Broker StoneX Financial Inc., Futures Commission Merchant and Clearing Broker
$4.50 per Corn Futures Contract half-turn, Effective April 1, 2022 - $5.50 per Corn Futures Contract half-turn

$1.25 per Corn Futures Contract half-turn exclusive of pass through fees for the exchange and NFA. Additionally, if the monthly commissions paid does not equal or exceed 20% return on capital, the Fund will pay a true up to meet that return at the end of each month.

2.
Principal Investment Risks of an Investment in the Fund. The disclosure in this section of the prospectus relating to certain risks posed by the wheat market is replaced in its entirety with the following:

The recent volatility in the wheat futures market may lead the FCMs to impose risk mitigation procedures that could limit the Fund's investment in wheat futures contracts beyond the accountability and position limits imposed by futures contract exchanges as discussed herein. If an FCM were to impose position limits, the Fund's ability to meet its investment objective could be negatively impacted.

The Fund has added similar disclosure under “Risks Associated with Investing Directly or Indirectly in Wheat” of the prospectus.

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